UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2021

GREENLANE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38875	83-0806637
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1095 Broken Sound Parkway, Suite 300 Boca Raton, FL	33487
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:   (877) 292-7660

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.01 par value per share	GNLN	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01	Entry into a Material Definitive Agreement.

On March 31, 2021, Greenlane Holdings, Inc. (the “Company” or “Greenlane”), Merger Sub Gotham 1, LLC, a wholly owned subsidiary of the Company (“Merger Sub 1”), and Merger Sub Gotham 2, LLC, a wholly owned subsidiary of the Company (“Merger Sub 2” and, together with the Company and Merger Sub I, the “Greenlane Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KushCo Holdings, Inc. (“KushCo”). The Merger Agreement, the Mergers (as defined below) and the other transactions contemplated by the Merger Agreement were unanimously approved by a special committee of the Company’s Board of Directors consisting entirely of the Company’s independent and disinterested directors (the “Special Committee”) and the Company’s Board of Directors.

Merger Agreement

Pursuant to the terms of the Merger Agreement, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement:

•	Merger Sub 1 will be merged with and into KushCo with KushCo as the surviving corporation and a wholly-owned subsidiary of the Company (“Initial Surviving Corporation”) (“Merger 1”); and

•	the Initial Surviving Corporation will then be merged with and into Merger Sub 2 with Merger Sub 2 as the surviving limited liability company and a wholly-owned subsidiary of the Company (“Merger 2,” and together with Merger 1, the “Mergers”).

Under the terms of the Merger Agreement, KushCo’s stockholders will receive approximately 0.2546 shares of the Company’s Class A common stock, par value $0.01 per share (the “Class A common stock”) for each share of KushCo common stock (the “Base Exchange Ratio”), subject to adjustment as described in the Merger Agreement (the Base Exchange Ratio, as adjusted, the “Exchange Ratio”). The Base Exchange Ratio is expected to result in KushCo stockholders owning approximately 49.9% of the Class A common stock and existing stockholders of the Company owning approximately 50.1% of the Class A common stock.

The Merger Agreement permits the Company to continue to pursue opportunistic and strategic priorities prior to the closing of the Mergers, including engaging in certain contemplated acquisitions and capital raising transactions. If the Company issues additional securities prior to the closing of the Merger in connection with any acquisitions or capital raising transactions, then the Base Exchange Ratio will be adjusted such that the Company’s existing stockholders maintain an aggregate interest of at least 50.1%, and not more than 51.9%, in the Company following the completion of the Mergers.

At or immediately prior to the effective time of Merger 1, subject to the approval of the Company’s, stockholders, the Company’s Amended and Restated Certificate of Incorporation will be amended and restated (the “Charter Amendment”) in order to (i) effect a conversion of each outstanding share of Class C common stock for three shares of Class B common stock (the “Class C Conversion”), increase the number of authorized shares of Class B common stock from 10,000,000 shares to 30,000,000 shares and (ii) increase the number of authorized shares of Class A common stock from 125,000,000 million shares to 600,000,000 shares.

Following the completion of the Mergers, the size of the Company’s Board of Directors will be increased to seven members consisting four existing directors of the Company, including Aaron LoCascio and Adam Schoenfeld, and three current KushCo directors, including Nicholas Kovacevich, KushCo’s Chairman and Chief Executive Officer. Mr. Kovacevich will serve as the Company’s Chief Executive Officer following the completion of the Mergers, Mr. LoCascio will serve as the Company’s President and Mr. Schoenfeld will continue to serve as the Company’s Chief Strategy Officer. In addition, William Mote will continue to serve as the Company’s Chief Financial Officer.

The Mergers are subject to customary closing conditions including, among other things, (1) the approval of the Merger Agreement by holders of a majority of the outstanding shares of KushCo’s common stock (the “Requisite KushCo Approval”), (2) the repayment of certain KushCo indebtedness and release of related liens, (3) approval of the Merger Agreement by holders of a majority of the voting power of the outstanding shares of the Company’s common stock held by stockholders other than (i) Jacoby & Co. Inc. (“Jacoby”), an entity controlled by the Company’s co-founders, and its affiliates and (ii) the chief executive officer, chief financial officer, chief operating officer, and general counsel of the Company, (4) the approval of the Charter Amendment by holders of a majority of the voting power of the outstanding shares of the Company’s common stock, (5) the approval of the issuance of shares of the Class A common stock in connection with Merger 1 by the affirmative vote of a majority of the votes cast by stockholders of the Company entitled to vote on the matter (the items numbered (3) through (5) are referred to herein as the “Requisite Greenlane Approvals”), (6) the approval for the Nasdaq listing of the shares of the Class A common stock to be issued in Merger 1, (7) the accuracy of the representations and warranties made by the parties (subject to customary materiality qualifications), (8) the effectiveness of a Registration Statement on Form S-4 registering the issuance of the shares of Class A common stock to be issued by the Company in Merger 1, (9) the performance by the parties in all material respects of their covenants, obligations and agreements under the Merger Agreement, (10) the expiration or termination of the required waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (11) the delivery of tax opinions that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and (12) no occurrence of a material adverse effect (which exclude COVID-19 related effects) on the Company or KushCo.

Treatment of Equity Awards

Immediately prior to the effective time of Merger 1, each KushCo stock option (whether or not vested or exercisable) will be converted into an option to purchase, on the same terms and conditions that apply to such option, that number of shares of the Class A common stock multiplied by the Exchange Ratio at an exercise price determined by dividing the per share exercise price covered by the Company option immediately prior to Merger 1 by the Exchange Ratio.

Immediately prior to Merger 1, each KushCo restricted stock unit will vest in full and be settled and treated as a share of the KushCo’s common stock in Merger 1.

Immediately prior to Merger 1, all unvested Greenlane equity awards other than those held by non-employee directors will become fully vested.

No Shop

Effective as of the signing of the Merger Agreement, the Company and KushCo are prohibited from soliciting, initiating, seeking, encouraging, facilitating (including by furnishing non-public information), continuing, or engaging in discussions or negotiations regarding, a proposal or inquiry that constitutes or could reasonably be expected to lead to a proposal to acquire 20% or more of their respective assets or capital stock (an “Acquisition Proposal”). However, if prior to obtaining the Requisite Greenlane Approvals or the Requisite KushCo Approval, as applicable, Greenlane or KushCo receives a bona fide, unsolicited, written Acquisition Proposal that Greenlane’s Board of Directors or KushCo’s Board of Directors determines to be, or could reasonably be expected to lead to, a “superior proposal,” and Greenlane Board of Directors (or the Special Committee) or KushCo Board of Directors, as applicable, reasonably determines that failure to take the following actions would be inconsistent with its fiduciary duties, then the party that received the Acquisition Proposal may provide to the person who made the Acquisition Proposal non-public information and engage in discussions and negotiations, under an acceptable confidentiality agreement. Within 48 hours, the party that received the Acquisition Proposal is required to notify the other party to the Merger Agreement regarding any Acquisition Proposal and provide the identity of the party submitting the proposal and a copy of the proposal or a summary of the material terms of the proposal, and must keep the other party to the Merger Agreement reasonably apprised of material developments.

If, prior to obtaining the Requisite Greenlane Approvals or the Requisite KushCo Approval, as applicable, a superior proposal is received or certain intervening events occur, Greenlane’s Board of Directors (or the Special Committee) or KushCo’s Board of Directors, as applicable, may change its recommendation with respect to the Merger Agreement if it reasonably determines that failure to do so would be inconsistent with its fiduciary duties.

Termination

The Merger Agreement may be terminated under certain circumstances, including by mutual consent or by the Company or KushCo, as applicable, if (1) if the Mergers have not been completed on or before December 31, 2021, subject to one thirty-day (30) extension, (2) if there is in effect an order of a governmental entity restraining or enjoining the Mergers (whether temporary, preliminary or permanent) (3) upon failure of either party to obtain the requisite stockholder approval, (4) upon a material breach by the other party that would result in the failure of a closing condition to be capable of being satisfied before the earlier of 30 days after written notice of the breach and December 31, 2020 or (5) if a material adverse effect (which exclude COVID-19 related effects) occurs with respect to the other party.  Additionally, each of the Company and KushCo may terminate the Merger Agreement in order to enter into an alternative transaction that is considered a superior proposal, following a prescribed process described above under “No Shop” above. In connection with the termination of the Merger Agreement for such reason and under other specified circumstances set forth in the Merger Agreement, the terminating party will be required to pay a termination fee equal to four percent of its equity value as of the date of the signing of the Merger Agreement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Other Matters

The Merger Agreement has been included to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about the parties. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other and may apply contractual standards of materiality that are different from materiality under applicable securities laws. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedules that KushCo delivered to Greenlane and that Greenlane delivered to KushCo in connection with signing the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement, are modified in important part by the underlying disclosure schedules, and qualified as a way of allocating the risk to one of the parties if those statements prove to be inaccurate. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures made by the parties.

Voting Agreements

On March 31, 2021, in connection with the execution of the Merger Agreement, Jacoby, a stockholder of the Company that is controlled by Messrs. LoCascio and Schoenfeld, entered into a voting agreement (the “Greenlane Voting Agreement”) with the Company and KushCo.

Pursuant to the Greenlane Voting Agreement, Jacoby has agreed, among other things, to vote or cause to be voted any issued and outstanding shares of the Company’s common stock beneficially owned by Jacoby, or that may otherwise become beneficially owned by Jacoby, during the term of the Greenlane Voting Agreement, (i) in favor of all proposals presented at the special meeting of stockholders to be held by the Company in connection with the Mergers and related transactions other than the proposal to adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, which it is prohibited from voting upon, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of the Company contained in the Merger Agreement or of Jacoby contained in the Greenlane Voting Agreement, and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the consummation of the transactions contemplated by the Merger Agreement or the Greenlane Voting Agreement. As of March 31, 2021, Jacoby held approximately 62% of the issued and outstanding shares of the Company. Jacoby is permitted to transfer its shares by sale in the open market through a broker dealer.

The Greenlane Voting Agreement will automatically terminate upon the earliest of (i) mutual written agreement of Jacoby and the Company, (ii) the consummation of the Mergers, (iii) any change in recommendation by the Company’s Board of Directors and (iv) a termination of the Merger Agreement in accordance with its terms.

On March 31, 2021, the Company and KushCo entered into voting agreements (the “KushCo Voting Agreements” and, together with the Greenlane Voting Agreement, the “Voting Agreements”) with Mr. Kovacevich and Dallas Imbimbo, a member of KushCo’s Board of Directors.

Pursuant to the KushCo Voting Agreements, Messrs. Kovacevich and Imbimbo have agreed, among other things, to vote or cause to be voted any issued and outstanding shares of KushCo’s common stock beneficially owned by them, or that may otherwise become beneficially owned by them, during the term of the KushCo Voting Agreements, (i) in favor of all proposals presented at the special meeting of stockholders to be held by KushCo in connection with the Mergers and related transactions, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation of KushCo contained in the Merger Agreement or of Mr. Kovacevich or Mr. Imbimbo contained in the KushCo Voting Agreements, and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the consummation of the transactions contemplated by the Merger Agreement or the KushCo Voting Agreements. As of March 31, 2021, Messrs. Kovacevich and Imbimbo held approximately 12% of the issued and outstanding shares of KushCo.

The KushCo Voting Agreements will automatically terminate upon the earliest of (i) mutual written agreement of Mr. Kovacevich or Mr. Imbimbo, as applicable and the Company, (ii) the consummation of the Mergers, (iii) any change in recommendation by KushCo’s Board of Directors and (iv) a termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreements, which are filed as Exhibits 10.1, 10.2 and 10.3 hereto, respectively, and are incorporated herein by reference.

Increase to Shares Available Under the Equity Plan

At the special meeting relating to the approval of the Merger Agreement and the other matters described above, the Company will seek stockholder approval of an amendment to the Company’s 2019 Equity Incentive Plan in order to increase of the number shares of common stock available under the Plan to an amount equal to 7.5% of the aggregate number of shares of Class A and Class B common stock to be outstanding after completion of the Mergers and the Class C Conversion.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As described above under Item 1.01, all unvested Greenlane equity awards, including those held by Aaron LoCascio, the Company’s Chief Executive Officer, Adam Schoenfeld, the Company’s Chief Strategy Officer, William Mote, the Company’s Chief Financial Officer, William Bine, the Company’s Chief Operating Officer, and Douglas Fischer, the Company’s General Counsel, will become fully vested immediately prior to the completion of Merger 1.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of March 31, 2021, by and among Greenlane Holdings, Inc., Merger Sub Gotham 1, LLC, Merger Sub Gotham 2, LLC and KushCo Holdings, Inc.*
10.1	Voting Agreement, dated as of March 31, 2021, by and among Jacoby & Co. Inc., Greenlane Holdings, Inc. and KushCo Holdings, Inc.
10.2	Voting Agreement, dated as of March 31, 2021, by and among Nicholas Kovacevich, Greenlane Holdings, Inc. and KushCo Holdings, Inc.
10.3	Voting Agreement, dated as of March 31, 2021, by and among Dallas Imbimbo, Greenlane Holdings, Inc. and KushCo Holdings, Inc.
104	Cover page formatted Inline XBRL

*The Company has omitted schedules and other similar attachments to such agreement pursuant to Item 601(b) of Regulation S-K. The Company will furnish a copy of such omitted document to the SEC upon request.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Greenlane expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Greenlane and KushCo that also constitutes a prospectus of Greenlane, which joint proxy statement will be mailed or otherwise disseminated to Greenlane’s and KushCo’s respective stockholders when it becomes available. Greenlane and KushCo also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Greenlane and KushCo with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.gnln.com and www.kushco.com.

Participants in Solicitation

This Current Report on Form 8-K relates to a proposed transaction between Greenlane and KushCo. This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction. Greenlane, KushCo and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Greenlane is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020. Information about the directors and executive officers of KushCo is set forth in its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on December 28, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREENLANE HOLDINGS, INC.

Date : April 1, 2021	By:	/s/ William Mote
William Mote
Chief Financial Officer